SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                               -----------------

                                 SCHEDULE 13D/A

                  Under the Securities Exchange Act of 1934*
(Amendment No. 3)

                               SGV BANCORP, INC.
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                  78422T102
                                (CUSIP Number)

                              Jeffrey L. Gendell
    200 Park Avenue, Suite 3900, New York, New York 10166 (212) 692-3695
                 Name, address and telephone number of person
              authorized to receive notices and communications)

                                 July 13, 1998
            (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                [page 1 of 11]


13D
CUSIP No. 78422T102
------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON
                                           Tontine Partners, L.P.
------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                 (a) [X]
                                                                 (b) [ ]
------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC, 00
------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [ ]
------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES
--------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                4,500
OWNED BY
-----------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING
--------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                4,500
------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                4,500
------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                  [ ]
------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                .2%
------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 PN
------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                               [page 2 of 11]


13D
CUSIP No. 78422T102
------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON
                                           Tontine Financial Partners,
L.P.
------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                (a)  [X]
                                                                (b)  [ ]
------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC, 00
------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [ ]
------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES
--------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                192,000
OWNED BY
-----------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING
--------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                192,000
------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                192,000
------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                  [ ]
------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 8.2%
------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 PN
------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                [page 3 of 11]


13D
CUSIP No. 78422T102
------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON
                                           Tontine Management, L.L.C.
------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                (a)  [X]
                                                                (b)  [ ]
------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            00
------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES
--------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                196,500
OWNED BY
-----------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING
--------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                196,500
------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                196,500
------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                  [ ]
------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 8.4%
------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 00
------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                [page 4 of 11]


13D
CUSIP No. 78422T102
------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON
                                           Tontine Overseas Associates,
L.L.C.
------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                (a)  [X]
                                                                (b)  [ ]
------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            00
------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [ ]
------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES
--------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                5,000
OWNED BY
-----------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING
--------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                5,000
------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                5,000
------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                  [ ]
------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 .2%
------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 IA
------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                [page 5 of 11]


13D
CUSIP No. 78422T102
------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON
                                                  Jeffrey L. Gendell
------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                 (a) [X]
                                                                 (b) [ ]
------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                   PF, 00
------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [ ]
------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States
------------------------------------------------------------------------
NUMBER OF     (7)  SOLE VOTING POWER
                                                13,000
SHARES
--------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                201,500
OWNED BY
-----------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                13,000
REPORTING
--------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 201,500
------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 214,500
------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                  [ ]
------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                9.1%
------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 IN
------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                               [page 6 of 11]


Item 1.     Security and Issuer.
Item 1 is hereby amended and restated as follows:

     The Schedule 13D (the "Schedule 13D") filed on February 28,1997 and amended by Amendment No. 1 to the Schedule 13D on September 3, 1997 and Amendment No. 2 to the Schedule 13D on September 4, 1997 by (i) Tontine Financial Partners, L.P., a Delaware limited partnership ("TFP"); (ii) Tontine Partners, L.P., a Delaware limited partnership ("TP"); (iii) Tontine Management, L.L.C., a limited liability company organized under the laws of the State of Delaware ("TM"); (iv) Tontine Overseas Associates, L.L.C., a limited liability company organized under the laws of the State of Delaware ("TOA"), which serves as investment manager to Tontine Overseas Fund, Ltd. ("TOF"), a company organized under the laws of the Cayman Islands; and (iv) Jeffrey L. Gendell ("Mr. Gendell", together with (i) through (iv) above, the "Reporting Persons"), relating to the common stock, par value $0.01 (the "Common Stock") of SGV Bancorp, Inc. (the "Company") is hereby amended by this Amendment No. 3 to the
Schedule 13D. The Company's principal executive offices are located at 225 North Barranca Street, West Covina, California 91791.

Item 3.     Source and Amount of Funds and Other Consideration.
Item 3 is hereby amended and restated as follows:

     The net investment cost (including commissions, if any) of the shares of Common Stock directly owned by Mr. Gendell, TP, TFP and TOF is approximately $145,250, $50,780, $2,546,696 and $65,030, respectively.
Neither TM nor TOA owns directly any shares of Common Stock.

       The shares of Common Stock purchased by Mr. Gendell, TP, TFP and TOF were purchased with working capital and on margin.

       Mr. Gendell's margin transactions are with Prudential Securities, on such firm's usual terms and conditions. TP's, TFP's and TOF's margin transactions are with Furman Selz LLC, on such firm's usual terms and conditions. All or part of the shares of Common Stock directly owned by Mr. Gendell, TP, TFP and TOF may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to Mr. Gendell, TP, TFP and TOF. Such loans bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker-dealers.
     *     *     *     *     *


Item 5.     Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

       A. Tontine Partners, L.P.
              (a) Aggregate number of shares beneficially owned: 4,500
                         Percentage: .2% The percentages used herein and
in the rest of Item 5 are calculated based upon the 2,345,340 shares of Common Stock issued and outstanding as of May 10, 1998 as reflected in the Company's form 10-Q for the period ending March 31, 1998.
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 4,500
                  3. Sole power to dispose or direct the disposition: -0-
                            [page 7 of 11]


                  4. Shared power to dispose or direct the disposition:
4,500

              (c) Tontine Partners, L.P. did not enter into any transactions in the Common Stock of the Company within the last sixty days.
              (d) Tontine Management, L.L.C., the general partner of TP, has the power to direct the affairs of TP, including decisions respecting the disposition of the proceeds from the sale of the shares. Mr. Gendell is the Managing Member of Tontine Management, L.L.C. and in that capacity directs its operations.
              (e) Not Applicable.

       B. Tontine Financial Partners, L.P.
              (a) Aggregate number of shares beneficially owned: 192,000
                         Percentage: 8.2%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 192,000
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition:
192,000
              (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock within the last sixty days, which were all in the open market, are set forth in Schedule A and are incorporated by reference.
              (d) Tontine Management, L.L.C., the general partner of TFP, has the power to direct the affairs of TFP, including decisions respecting the disposition of the proceeds from the sale of the shares. Mr. Gendell is the
Managing Member of Tontine Management, L.L.C. and in that capacity directs its operations.
              (e)  Not Applicable.

      C. Tontine Management, L.L.C.
              (a) Aggregate number of shares beneficially owned: 196,500
                         Percentage: 8.4%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 196,500
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition:
196,500
              (c) Tontine Management, L.L.C. did not enter into any transactions in the Common Stock of the Company within the last sixty days. The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock within the last sixty days by TFP, which were all in the open market, by TFP, are set forth in Schedule A and are incorporated by reference.
              (d) Mr. Gendell is the Managing Member of Tontine Management, L.L.C., and has the power to direct the affairs of TP and TFP, including decisions respecting the disposition of the proceeds from the sale of the shares with respect to TP and TFP.
              (e)  Not Applicable.

      D. Tontine Overseas Associates, L.L.C.
              (a) Aggregate number of shares beneficially owned: 5,000
                         Percentage: .2%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 5,000
                             [page 8 of 11]


                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition:
5,000
              (c) Neither TOF nor any other clients of TOA entered into any transactions in the Common Stock of the Company within the last sixty days.
              (d) Each of the clients of TOA has the power to direct the receipt of dividends from or the proceeds of sale of such shares.
              (e) Not Applicable.

       E. Jeffrey L. Gendell.

            (a) Aggregate number of shares beneficially owned: 214,500
Percentage: 9.1%
            (b) 1.  Sole power to vote or direct vote: -13,000-
                2.  Shared power to vote or direct vote: 201,500
                3.  Sole power to dispose or direct the disposition: -
13,000-
                4.  Shared power to dispose or direct the disposition:
201,500
            (c) Mr. Gendell did not enter into any transactions in the Common Stock of the Company within the last sixty days. The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock within the last sixty days by TFP, which were all in the open market, by TFP, are set forth in Schedule A and are incorporated by reference.
             (d)  Not applicable.
             (e)  Not applicable.





























                                     [page 9 of 11]


                                 SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  July 15, 1998               /s/ JEFFREY L. GENDELL
                                    Jeffrey L. Gendell, individually,
and as
                                    managing member of
                                    Tontine Management, L.L.C.,
                                    general partner of
                                    Tontine Partners, L.P.
                                    & Tontine Financial Partners, L.P.,
                                    and as managing member of
                                    Tontine Overseas Associates, L.L.C.




































                                [page 10 of 11] <PAGE


CUSIP No. 78422T102                 13D                    Page 10 of 10
Pages

                                  Schedule A

                       TONTINE FINANCIAL PARTNERS, L.P.

                                                       Price Per Share
Date of                       Number of Shares         (including
commissions,
Transaction                   Purchased/(Sold)         if any)


7/13/98                          50,000                    16.63







































                                             [page 11 of 11]